2200 Ross Avenue, Suite 2200

Dallas, Texas 75201

Telephone: 214-740-8000

Fax: 214-740-8800

www.lockelord.com

John B. McKnight

Direct Telephone: 214-740-8675

Direct Fax: 214-756-8675

jmcknight@lockelord.com

December 17, 2013

VIA EDGAR AND FEDEX

Jessica Barberich

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC Commercial Trust
Registration Statement on Form S-4
Initially filed August 30, 2013
File No. 333-190934

Dear Ms. Barberich:

Set forth below are the responses of PMC Commercial Trust (“PMC Commercial”) to the Staff’s comment letter dated December 13, 2013 (the “Comment Letter”) regarding Amendment No. 2 to the referenced Registration Statement on Form S-4, which was filed on November 20, 2013 (“Amendment No. 2”).

For your convenience, we have set forth below the Staff’s comments followed by PMC Commercial’s responses thereto in bold typeface. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of Amendment No. 3 to the referenced Registration Statement on Form S-4 (the “Registration Statement”), which is filed herewith. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

To expedite your review, we are sending to you and Jennifer Gowetski via FedEx a copy of this letter, together with clean and marked copies of the Registration Statement showing changes made to Amendment No. 2.

General

1.	We note your response to comment 2 of our letter dated November 1, 2013, including your reference to your Declaration of Trust. Please file a copy of your Declaration of Trust.

We have filed the Declaration of Trust and the amendments thereto as Exhibit 3.1 to the Registration Statement in lieu of incorporating those documents by reference.

2.	Please tell us whether CIM shareholders have approved this transaction, and, if applicable, how such approval was obtained. We may have further comment.

In accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and as discussed below, the only shareholder approval required by the CIM Group is the approval by Urban II as the sole member of CIM Merger Sub. This matter will be presented to Urban II for its approval after the Registration Statement is declared effective by the Staff.

The transaction set forth in the Registration Statement involves the issuance of the common shares and preferred shares of PMC Commercial in connection with the merger of CIM Merger Sub with and into PMC Merger Sub, with PMC Merger Sub being the surviving entity. Each of CIM Merger Sub and PMC Merger Sub are Delaware limited liability companies, so the provisions of the DLLCA govern the Merger.

Section 18-209(b) of the DLLCA provides as follows:

(b) Pursuant to an agreement of merger or consolidation, 1 or more domestic limited liability companies may merge or consolidate with or into 1 or more domestic limited liability companies or 1 or more other business entities formed or organized under the laws of the State of Delaware or any other state or the United States or any foreign country or other foreign jurisdiction, or any combination thereof, with such domestic limited liability company or other business entity as the agreement shall provide being the surviving or resulting domestic limited liability company or other business entity. Unless otherwise provided in the limited liability company agreement, a merger or consolidation shall be approved by each domestic limited liability company which is to merge or consolidate by the members or, if there is more than one class or group of members, then by each class or group of members, in either case, by members who own more than 50 percent of the then current percentage or other interest in the profits of the domestic limited liability company owned by all of the members or by the members in each class or group, as appropriate.

In accordance with Section 18-209(b) of the DLLCA and given the absence of a merger voting provision in CIM Merger Sub’s limited liability company agreement, the approval of Urban II as the sole member of CIM Merger Sub is required to approve consummation of the Merger. None of the governing documents of CIM REIT, CIM Urban or any other entity within CIM Group require shareholder approval of the Merger, so Urban II’s approval is the sole shareholder approval required by the entities comprising CIM Group to consummate the Merger. The approval of the Merger is contemplated by the second sentence of CIM REIT’s representation and warranty in Section 5.4 of the Merger Agreement, which provides that: “The execution and delivery of this Agreement by each of CIM [REIT] and CIM Merger Sub and the consummation by each of CIM [REIT], CIM Merger Sub and each CIM Subsidiary of the Transactions to which it is a party have been duly authorized by all necessary limited liability company or other action on the part of CIM [REIT], CIM Merger Sub and each such CIM Subsidiary, subject to approval of this Agreement by CIM [REIT] in its capacity as sole member of CIM Merger Sub.” As set forth in the Consent and Waiver entered into as of November 20, 2013, Urban II is replacing CIM REIT as the sole member of CIM Merger Sub. Accordingly, Urban II will be presented with the decision to approve the Merger, as contemplated by the DLLCA and the Merger Agreement, after the Registration Statement has been declared effective.

Estimated Transaction Fees, page 19

3.	We note footnote (1) on page 19. Please revise to briefly explain what you mean by “non-fee transaction costs.”

We have revised the disclosure on pages 19-20 to clarify the nature of the “non-professional fee transaction costs.”

Markets Overview, page 143

4.	We note your revised disclosure stating that you cannot assure the accuracy or completeness of the data prepared by REIS and STR or other sources. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

The sentence on page 144 has been deleted and replaced with the following sentence: “Neither PMC Commercial nor the CIM Group has verified the accuracy or completeness of the information provided by these sources.”

Note 10: Commitments and Contingencies, page F-38

5.	Please revise your disclosure related to the class action lawsuit to provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please see ASC 450-20-50 for reference.

The last sentence of the Litigation paragraph on page F-38 has been updated to read as follows: “However, no assurance can be given as to the outcome of this lawsuit and the Partnership cannot estimate the possible loss or range of loss arising from the lawsuit.”

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned by phone at 214-740-8675 or by email at jmcknight@lockelord.com, or Mr. Jan Salit by phone at 972-349-3200, or by email at j.salit@pmctrust.com. We look forward to working with you to complete the Registration Statement. Thank you.

Very truly yours,

/s/ John B. McKnight

cc: Jan F. Salit